

STOCKTEXT

**Personal stock alert assistant
for public and private securities**

Problem







Investors need real-time data to react to market volatility in both public and private markets.

Information about private securities is limited and difficult to find.

Solution



StockText aims to provide real-time news, research, and price-change alerts for both public and private securities.

 **Text**

 **Email alerts**

 **Integration with social networks**



Whether it be individual security data or breaking news, trading alerts ensure that investors are properly, and promptly, informed. These live alerts enable investors to act on provided data, adjusting investments to market changes and reducing the risk of missed opportunities or potential losses.

CORPORATEINSIGHT.COM

Market Opportunity


STOCKTEXT


$22
BILLION

Revenues for providers of financial data reached more than $22 billion in 2023


5%

Revenues have grown at almost 5% per year over the past five years

IBISWORLD.COM


6
MILLION

There are approximately 6 million day traders worldwide


15
MILLION

And 15 million active investors who trade online

FOREX.IN.RS

4

Business Model



STOCKTEXT



FREEMIUM MODEL

StockText plans to offer the first tier free to build its customer base, includes news and stock change alerts



PREMIUM SUBSCRIPTION MODEL

To include everything in Freemium Model plus analyst reports



Team




Tony Hernandez

MANAGER

- 20+ years experience in finance
- Former banker at Bank of America, Citigroup, Wells Fargo and Union Bank

 BANK OF AMERICA  citi WELLS FARGO UnionBank

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Kiran Kumar Sabhapathi

TECHNOLOGY

- 15+ years experience in technology sector
- B.Tech in computer science & info technology, JNTU, Hyderabad



STOCKTEXT

Thank you!